UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated November 16, 2022

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

The following report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-256031) of ArcelorMittal and the Prospectuses incorporated therein. ArcelorMittal is providing on this Form 6-K (i) its table of capitalization and indebtedness as of September 30, 2022; (ii) its earnings release for the third quarter of 2022; and (iii) other recent developments.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Table of Capitalization and Indebtedness

Exhibit 99.2	ArcelorMittal’s Earnings Release for the Third Quarter of 2022

Exhibit 99.3	Other Recent Developments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date: November 16, 2022

By: /s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary & Group Compliance & Data Protection Officer